UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

89656D101
(CUSIP Number)

Third Avenue Management LLC
Attn: Mark Aaron
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-5222
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

          May 5, 2022
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

CUSIP No. 89656D101	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Third Avenue Management LLC (01-690900)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,486,239

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,486,239

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,486,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Amendment No. 3
Schedule 13D

This Amendment No. 3 to the Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (the “Issuer”), and is being filed by Third Avenue Asset Management LLC (“TAM”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended and restated as follows:

GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund, sold 1,028,197 shares of Common Stock for a total of $1,183,864, upon orders of TAM acting as adviser.

Item 4.	Purpose of Transaction.

The Third Avenue Real Estate Value Fund is in the process of selling securities in its portfolio in order to finance redemptions, pursuant to which it has effected the sales of Common Stock reported in this amendment to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a-b)  The aggregate number and percentage of Common Stock to which the Schedule 13D relates is 5,486,239 shares of Common Stock, constituting approximately 14.89% of the Common Stock outstanding.1  TAM has sole beneficial ownership of such shares.  TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, and as an adviser to separately managed accounts, and advises the following fund accounts with respect to the Common Stock.

1. Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund

(x)	Amount beneficially owned: 5,096,285 shares of Common Stock
(y)	Percent of class: 13.83%
(z)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 5,096,285
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 5,096,285
(iv)	Shared power to dispose or direct the disposition: 0

[1]	Based upon 36,836,146 shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-K to be outstanding as of March 31, 2022.

2. GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund

(x)	Amount beneficially owned: 389,954 shares of Common Stock
(y)	Percent of class: 1.06%
(z)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 389,954
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 389,954
(iv)	Shared power to dispose or direct the disposition: 0

(c)          The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page. All transactions were made in the open market, except as indicated below.

Fund	Date of Purchase/Sale	Buy/Sell	Number of Shares	Execution Price
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/08/22	Sell	10,705	1.7463
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/11/22	Sell	5,471	1.6839
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/12/22	Sell	6,508	1.6413
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/13/22	Sell	8,199	1.6856
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/14/22	Sell	8,594	1.6047
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/18/22	Sell	17,821	1.6023
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/19/22	Sell	5,672	1.5725
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/20/22	Sell	5,914	1.5169
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/21/22	Sell	15,032	1.5014
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/22/22	Sell	1,304	1.4400
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/25/22	Sell	5,534	1.3981
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/26/22	Sell	1,275	1.3894
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/26/22	Sell	7,100	1.3501
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/27/22	Sell	500	1.2300
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/27/22	Sell	45	1.2796
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	04/28/22	Sell	16,100	1.2715
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	05/02/22	Sell	3,900	1.3000
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	05/04/22	Sell	6,315	1.3570
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	05/05/22	Sell	2,208	1.3120

On May 5, 2022, GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund sold 900,000 shares at a price of $1.100 per share in private transactions with certain existing shareholders of the Issuer (the “May 2022 Private Sales”).  Of these shares, 750,000 settled regular way, and 150,000 were sold pursuant to stock purchase agreements.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer’s Common Stock other than the funds identified above.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the May 2022 Private Sales, Third Avenue Management LLC, on behalf of  Gemcap Investment Funds (Ireland) LLC- Third Avenue Real Estate Value Fund, entered into stock purchase agreements, on customary terms, with the purchasers of 150,000 shares.  Under the terms of these stock purchase agreements, the seller and the buyer made certain representations, including an acknowledgment that the parties may be in possession of information that they have not shared.  The purchasers of 750,000 shares, whose trades settled regular way, entered into so-called “big boy letters,” pursuant to which the parties made similar acknowledgements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2 — Form of Stock Purchase Agreement, dated May 5,  2022.

Exhibit 3 — Form of “Big Boy” Letter, dated May 5,  2022.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 6, 2022

THIRD AVENUE MANAGEMENT LLC

By: /s/ Mark J. Aaron

Name: Mark J. Aaron
Title: Chief Operating Officer